Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Indiana Community Bancorp

Commission File No.: 000-18847

The following excerpts relating to the pending acquisition of Indiana Community Bancorp are from the transcript of Old National Bancorp’s earnings conference call held on January 30, 2012.

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Robert G. Jones, President and Chief Executive Officer:

“…Following my brief overview, I will close my remarks with giving some context around 2012 in an attempt to assist you with building your models for 2012. Given the complexity of our financials as it relates to both the Monroe and Integra acquisitions we felt that would be both important and appreciated. I should also mention that during our Q and A session we will be very happy to answer any further clarifying questions you have on our recent acquisition of Indiana Bank and Trust…”

“…Overall, we would characterize 2011 as a year we made major strides towards our strategic imperatives. With our recently announced partnership with Indiana Bank and Trust we feel we made more progress…”

Christopher A. Wolking, Senior Vice President and Chief Financial Officer:

“…We announced last week an increase in our quarterly dividend from seven cents to nine cents per share and the acquisition of Indiana Community Bancorp. At the closing of the acquisition, our TCE ratio, based on our current balance sheet and earnings projections, should be approximately 8.27% which we expect will continue to be at or slightly above our peer group average. While our Old National guideline on the graph is 6%, currently we feel that operating with TCE ratio in the range of 7 to 7.5% is consistent with the risk on our balance sheet, our economic outlook and the potential changes in the regulatory environment…”

(Q— Joseph McEver Hodgson – Suntrust Robinson Humphrey, Inc.): “Got you. And Chris on the net interest margin, can you comment at all what you think the pending [Indiana Community Bancorp] acquisition, what sort of effect it might have on the NIM for the back-half of this year?”

(A—Christopher A. Wolking): “I don’t have that kind of analysis at this time. As we move forward, I think we’ll continue to try to communicate like we’ve done in the past once the marks get finalized and things like that but, we’ve got a ways to go.”

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Additional Information for Shareholders

In connection with the proposed merger, Old National Bancorp will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of Indiana Community Bancorp and a Prospectus of Old National Bancorp, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National Bancorp and Indiana Community Bancorp, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National Bancorp at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Indiana Community Bancorp by accessing Indiana Community Bancorp’s website at www.myindianabank.com under the tab “Shareholder Relations” and then under the heading “Documents.”

Old National Bancorp and Indiana Community Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Indiana Community Bancorp in connection with the proposed merger. Information about the directors and executive officers of Old National Bancorp is set forth in the proxy statement for Old National’s 2011 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2011. Information about the directors and executive officers of Indiana Community Bancorp is set forth in the proxy statement for Indiana Community Bancorp’s 2011 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 22, 2011. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This transcript contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National Bancorp’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger not being realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National Bancorp’s business, competition, government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); the ability of Old National Bancorp to execute its business plan (including the proposed acquisition of Indiana Community Bancorp); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this transcript and other factors identified in our Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this transcript, and Old National Bancorp undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this transcript.